EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

6th January, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th January 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 6th January 2006, confirming that M&G Investment Managers Ltd has notified the Company that Prudential plc and certain of its subsidiary companies have decreased their interests in EMI Group plc Ordinary Shares of 14p each to 39,507,566 shares, being 4.995% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/02

Company Announcements Office,
London Stock Exchange.

6th January, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by M&G Investment Management Ltd, in a letter dated and received by fax after the close of business on 5th January 2006, that Prudential plc and certain of its subsidiary companies have decreased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 4th January 2006, had an interest in 39,507,566 shares, being 4.995% of the shares in issue.